SEC FILE NUMBER 0-25064
CUSIP NUMBER 42217V102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2007
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Health Fitness Corporation

Full Name of Registrant

N/A

Former Name if Applicable

3600 American Boulevard W., Suite 560

Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55431

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 12, 2007, subsequent to the third quarter earnings release of Health Fitness Corporation (the “Company”) on November 5, 2007, the Company determined that a $1,576,454 deemed dividend to preferred shareholders should have been reflected in the Company’s financial statements. This adjustment results in a reduction to net earnings applicable to common shareholders in the consolidated statement of operations for the quarter ended March 31, 2006, with a corresponding increase being recorded to additional paid in capital in the consolidated balance sheet as of March 31, 2006. As the restatement to properly reflect the deemed dividend will have a material impact upon the financial statements reported for the quarter ended September 30, 2007, the Company is unable to finalize the third quarter financial statements and prepare and file its Quarterly Report on Form 10-Q for the period ended September 30, 2007 in a timely manner without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Wesley W. Winnekins	952	831-6830

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☑   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   No ☐   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Health Fitness Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2007	By	/s/ Wesley W. Winnekins
Wesley W. Winnekins, CFO